Exhibit 99

News

RiT TECHNOLOGIES REPORTS RESULTS FOR Q2 2008

– Q2 Revenues Up 45% to $5.9M; H1 Revenues Up 12% to $10.7M –

– $4.0M PIPE Transaction In Process of Closing –

Tel Aviv, Israel – July 31, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced financial results for the second quarter and six months ended June 30, 2008.

Financial Results
Revenues for the second quarter of 2008 were $5.9 million, a 45% increase compared with $4.1 million for the second quarter of 2007 and a 24% increase compared with the previous quarter of 2008. Net loss for the quarter was $0.5 million, or $0.03 per share (basic and diluted) a decrease of 73% compared with $1.8 million, or $0.12 per share (basic and diluted), in the second quarter of 2007. The Company’s expenses for the quarter included the impact of the continued decline in the shekel/dollar exchange rate.

Revenues for the first half of 2008 were $10.7 million, an increase of 12% compared with $9.6 million for the first six months of 2007. Net loss for the period was $1.6 million, or $0.11 per basic and diluted share, a reduction of 38% compared with a net loss of $2.6 million, or $0.18 per basic and diluted share, for the first six months of 2007.

Changes in Principal Shareholders and Management
On June 12, 2008, the Company announced that STINS COMAN had completed the acquisition of 41.9% of RiT’s outstanding share capital, thereby becoming its controlling shareholder. After the acquisition, Messrs. Yehuda Zisapel and Meir Barel resigned from the Board of Directors of the Company, and Messrs. Sergey Anisimov and Boris Granovsky joined the Board of Directors. Mr. Sergey Anisimov, President and Founder of STINS COMAN since 1992, was appointed Chairman of RiT’s Board of Directors, replacing Yehuda Zisapel who had served as RiT’s Chairman since 1989.

In addition, the Company announced the appointment of Mr. Avi Kovarsky, formerly RiT’s Senior VP Sales and an employee of RiT since 1997, as President and CEO, replacing Mr. Doron Zinger on July 1, 2008.

Comments of Management
“The second quarter was a transformational period during which the Company changed ownership, management and strategy,” commented Mr. Avi Kovarsky. “We are encouraged by the quarter’s significant revenue growth and by our growing pipeline of potential sales for the second half of the year and 2009, which includes opportunities for both the Carrier and Enterprise side of the business. This reflects the growing success of our sales and marketing activities, together with our focus on the fast-growing regions of Russia, Eastern Europe and CIS countries. Further, we have recently announced that we are in the process of closing a $4.0 million private placement of ordinary shares (PIPE investment) (subject to shareholder approval), a milestone transaction which will further increase our ability to do business and to execute our work plan.”

Mr. Kovarsky continued, “During the quarter and immediately after, we recorded several initial Carrier orders from new customers that are due for delivery in the third quarter. These sales, together with a number of high-quality Enterprise and Carrier deals that are now in an advanced stage of negotiation, are evidence of a reawakening and strengthening of our business.

“Going forward, our key strategic goals are clear: to take better advantage of the relationships we have built with the world’s leading network infrastructure integrators, and to leverage the presence of our partners in high-potential vertical markets.”

Mr. Kovarsky concluded, “Taken as a whole, we feel well positioned, and are determined to return RiT to profitability as soon as possible. We believe we will be able to deliver a much stronger second half for 2008 and to continue expanding the Company’s momentum in 2009.”

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, July 31st, at:

10:00 a.m. Eastern Daylight Time
9:00 a.m. Central Daylight Time
8:00 a.m. Mountain Daylight Time
7:00 a.m. Pacific Daylight Time
17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) – 1-888-407-2553
International – +972-3-918-0650

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=50395

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

Assets
Current Assets
Cash, cash equivalents and short term investments	3,560	3,850
Trade receivables, net	4,366	4,536
Other current assets	449	370
Inventories	3,677	3,684

Total Current Assets	12,052	12,440

Long-term Investment	1,940	1,713

Property and Equipment
Cost	3,445	3,376
Less - accumulated depreciation	2,878	2,734

	567	642

Total Assets	14,559	14,795

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loan from principal shareholder	2,000	-
Trade payables	3,273	3,838
Other payables and accrued expenses	1,998	2,459

Total Current Liabilities	7,271	6,297

Long-term Liability
Liability in respect of employees' severance benefits	2,406	2,178

Total Liabilities	9,677	8,475

Shareholders' Equity
Share capital	389	389
Treasury stock	(27)	(27)
Additional paid-in capital	32,734	32,580
Accumulated deficit	(28,214)	(26,622)

Total Shareholders' Equity	4,882	6,320

Total Liabilities and Shareholders' Equity	14,559	14,795

RiT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S dollars in thousands, except for per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)

Sales	5,943	4,102	10,735	9,602
Cost of sales	3,206	2,239	5,942	5,269
Gross profit	2,737	1,863	4,793	4,333

Operating costs and expenses:
Research and development:
Research and development, gross	936	1,199	1,938	2,272
Less - royalty-bearing participation	104	49	104	110
Research and development, net	832	1,150	1,834	2,162

Sales and marketing	1,537	1,914	3,175	3,699

General and administrative	887	591	1,456	1,095

Total operating expenses	3,256	3,655	6,465	6,956

Operating loss	(519)	(1,792)	(1,672)	(2,623)
Financial income, net	30	10	80	53

Net loss	(489)	(1,782)	(1,592)	(2,570)

Net loss per ordinary share (basic and
diluted)	(0.03)	(0.12)	(0.11)	(0.18)

Weighted average number of ordinary shares,
used to compute net loss per ordinary share
(basic and diluted)	14,681,574	14,670,643	14,681,574	14,658,918

RiT Technologies Ltd.